Direct Focus Inc.
Common Shares
254931108
Dec 31 1999


CUSIP 254931108
1. Sprott Securities Limited
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 634,735

6. 11,230

7. 634,735

8. 11,230

9. 243,760

10. n/a

11. 2.33%

12. BD


Item 1
(a) Direct Focus, Inc.
(b) 2200 NE 65th Ave.
    Vancouver, Washington  98661
    USA

Item 2
(a) Sprott Securities Limited
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 254931108

Item 3
n/a

Item 4
(a) 243,760
(b) 2.33%
(c) (i) 634,735
    (ii) 11,230
    (iii) 634,735
    (iv) 11,230

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 28, 2000
W. Jeffrey Kennedy
Chief Financial Officer